Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

August 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf

Re:	Galaxy Payroll Group Ltd

Draft Registration Statement on Form F-1

Submitted April 13, 2022

CIK No. 0001905920

Dear Mr. Fetterolf,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated May 13, 2022 (the “Comment Letter”), to Galaxy Payroll Group Ltd. (the “Company” or “Galaxy”) with respect to the draft registration statement (the “DRS”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Draft Registration Statement on Form F-1 submitted April 13, 2022

Cover Page

1.	Please revise your disclosure to describe your current operating subsidiaries, as you state here that your operations “were conducted by [y]our indirect wholly-owned subsidiary, Galaxy Payroll Services Limited in Hong Kong or Galaxy Payroll (HK) and its subsidiaries, or the operating entities” (emphasis added). In connection therewith, revise your disclosure to ensure consistency in how you describe your operating subsidiaries here and throughout the prospectus (e.g., state that you primarily operate through Galaxy Payroll (HK) but that you also operate through other subsidiaries in the Group, if true).

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment No. 1 to the DRS (“DRS/A”) to make such disclosure consistent.

2.	Acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Prominently state that you are not a Chinese operating company, as your current disclosure only states that you are a “holding company with no operations.” Finally, provide more specific cross-references to the risks discussed on the cover page.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has expressly disclosed that variable interest entities are not used in its corporate structure on page i and 7 of the DRS/A. In addition, the Company has revised the disclosure and added a cross-reference and a brief analysis regarding the current corporate structure on page i of the DRS/A.

3.	Provide a description of how cash is transferred through your organization, as you do in the prospectus summary, and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please amend your disclosure here, in the summary risk factors, on pages 2-3 of the prospectus summary and in the risk factors to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions in the prospectus summary, summary risk factors and risk factors sections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Cover Page, Risk Factors Summary and Risk Factors of the DRS/A, and added cross-references to these other discussions accordingly.

4.	We note your disclosure on pages 2-3 that discusses some of your cash management policies, such as regulatory limitations on your ability to transfer cash between you, your subsidiaries or investors. Please briefly discuss such limitations here and provide a cross-reference to your discussion of this issue in your summary. In both places, describe any other regulatory cash management policies, as well as any such policies that are contractual in nature, and identify which regulations/contracts dictate which policies. Please also highlight the restricted cash that you note on pages 58 and 59, and quantify the amount of restricted cash held in Hong Kong, the PRC, Macau and Taiwan.

Response: In response to the Staff’s comment, the Company has revised its disclosure on cover page of the DRS/A. We respectfully advise the Staff that the Company does not have any other regulatory cash management policies.

5.	Please identify your “largest shareholder” and amend your disclosure to describe that through such shareholder’s majority ownership of your company, it will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and any merger or other major corporate transaction. Additionally, please conform your use of “largest shareholder” with your use of “Controlling Shareholders” throughout the prospectus, or advise as to why these are distinct groups. Please further revise to ensure consistency with your risk factor entitled “our officers, directors and principal shareholders own a significant percentage . . ” beginning on page 27. Include a risk factor detailing the risks associated with being a controlled company. In revising your disclosure, please ensure that the controlling shareholders are discussed on the cover page and in appropriate places throughout the prospectus.

Response: In response to the Staff’s comment, we respectfully advise the Staff that there are three largest shareholders with each holding 15% of the total issued and outstanding shares prior to the completion of the IPO. Considering the shares held by the Largest Shareholders do not exceed 50% of our total voting shares before and post the IPO, we do not believe we are and will be a Controlled Company as such term defined under the Nasdaq Listing Rules. Accordingly, we removed the reference of the Controlled Company from the cover page and do not believe the corresponding risk factor is applicable.

6.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, please include your definition of “we” or “us” on the cover page, which we note you discuss on page 9.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10 and 11 of the DRS/A under Certain Definition Section.

Prospectus Summary, page 1

7.	Please revise the diagram of the company’s corporate structure to provide such diagram in readable format, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements with your in-country partners, and in revising your disclosure identify your Major In-Country Partner, as discussed on page 5. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe any uncertainties with respect to such partners’ contractual agreements with you and how your type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than providing services directly in certain countries and address whether the company may incur any challenges and related costs to enforce the terms of the arrangements. Last, please file any material partnership contracts as an exhibit to this registration statement, including your agreement with Major In-Country Partner.

Response: In response to the Staff’s comment, the Company points the Staff to page i of the DRS/A, and notes that the Company has clearly identified the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted, but the Company still has added similar disclosure on page 1 of the DRS/A under Prospectus Summary Section. The Company also points the Staff to page i and 7 of the DRS/A, and notes that the Company has expressly disclosed that variable interest entities are not used and will not be used in its corporate structure. The Company has added a disclosure identifying its Major In-Country Partner and other in-country partners on page 4 of the DRS/A.

8.	Please revise the third sentence of this section to clarify, if true, that the referenced dividends to be paid by Galaxy Payroll (HK) are to Galaxy Payroll BVI. Explain why you state in various places that Galaxy Payroll BVI depends on dividends paid by Galaxy Payroll (HK), when it appears that any of Galaxy HR (Macau), Galaxy HR (TW) and Galaxy HR (SZ) may pay dividends to Galaxy Payroll BVI. Also clarify why Galaxy Payroll BVI depends on dividends for its ability to “pay dividends to its shareholders and to service any debt” but not, it appears, for its ability to pay any other obligations. Please revise the penultimate sentence of the first paragraph of this section to clarify which entity(ies) in “the Group” declared and paid the referenced dividends and which entity’s (entities’) “shareholders” were paid dividends. Revise the last sentence of the second paragraph of this section to clarify which entity(ies) in “the Group” paid the referenced amount, for what purpose the payment was made, and to whom the payment was made. You state that Galaxy Payroll (HK) paid a shareholder’s loan to Galaxy HR (Macau); however, your earlier disclosure states that Galaxy Payroll BVI is the only entity that pays shareholder loans; please revise for consistency and accuracy. To the extent that Galaxy Payroll (HK) did pay the shareholder’s loan, please disclose the amount paid for the shareholder’s loan and the amount paid for payroll funds and service fees. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the DRS/A under Prospectus Summary Section. In addition, the Company explains that it has to rely on dividends to pay to its shareholders and to service any debt, because the Company is a holding company and receive revenues only from dividends of operating entities. Other than that, the Company does not have any other obligations. although Galaxy Payroll (HK), Galaxy HR (Macau), Galaxy HR (TW) and Galaxy HR (SZ) are all subsidiaries of Galaxy Payroll BVI, our subsidiary in Hong Kong forms a substantial part of our revenue and due to the business scale in Taiwan and Macau, these other subsidiaries contribute minimal in dividends distribution. Galaxy HR (SZ), as a subsidiary in PRC, is facing with several limitations regarding transfer assets outside China and may very likely be unable to pay dividends to Galaxy Payroll BVI on page 24 of the DRS/A under Risk Factors Section.

9.	We note your disclosure that “[t]o the knowledge of the management, as of the date of this prospectus, the Company is not required to obtain regulatory approval for this offering of our Ordinary Shares to foreign investors from the PRC authorities, or to pass cybersecurity review of CAC.” Please revise to also state whether you are required to obtain PRC regulatory approvals for the operation of your business. In addition, reconcile this statement with your disclosure elsewhere regarding the Labor Dispatch Operation Permit. Explain the bases for your conclusions regarding whether you are required to obtain permissions or approvals from Chinese authorities, including why you are not required to pass cybersecurity review of CAC. In this regard, we note your disclosure on page 91 that you “handle a substantial amount of personal data related to individual employees and [y]our end-users and customers.” If you did not obtain an opinion of counsel regarding whether permissions or approvals (from the CAC or another PRC regulatory body) are required, state as much and explain why; in this regard, we note references in the prospectus to your PRC, Taiwan and Macau counsel. Last, make conforming changes and ensure consistency in your risk factor discussing the CAC on pages 21-2, in which you state that you “do not believe [you] currently are among the network platform operators” within the scope of the Cybersecurity Review Measures and that you “believe that [you] are currently compliant with the regulations or policies that have been issued by the CAC to date” (which suggests that you are, in fact, subject to the permissions requirements of the CAC).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the DRS/A under Prospectus Summary Section and page 27 of the DRS/A under Risk Factors Section. The Company also emphasized that (i) as a network platform operator holding personal information of less than one million users, it does not fall within the scope of the Cybersecurity Review Measures; (ii) we process data for the sole purpose of human resource services, which does not involve data processing activities that affect or may affect national security, and (iii) the Company has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Therefore the Company is not subject to the permissions requirement of the CAC. A form of the opinion letter of each of the Company’s PRC counsel and Hongkong counsel is furnished as an exhibit to the DRS/A. The Company will file a signed opinion letter when it publicly files the registration statement on Form F-1.

10.	State whether you are covered by permission requirements of the China Securities Regulatory Commission (CSRC). State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries do not receive or maintain required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations or interpretations change and you are required to obtain such permissions or approvals in the future. Last, ensure consistency in your discussion of such permissions and approvals throughout the prospectus. In this regard, we note that the Labor Dispatch Operation Permit commenced on January 24, 2022 according to your disclosure on page 92, but your disclosure on pages 37 and 85 notes that you obtained such permit in 2019 (e.g., explain if such permit was renewed in 2022). We also note that you discuss your PRC Legal advisers on page 92 but not 46.

Response: Other than those disclosed and pointed out in comment 9, in response to the Staff’s comment, the Company has revised its disclosure on pages 7, 25-28, 46 and 97 of the DRS/A. In addition, the Company pointed the Staff to page 97 and notes that the Company has expressly confirmed to have received all requisite permissions or approvals in PRC, Hong Kong, Taiwan and Macau to do business.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose that your auditor is not subject to the determinations announced by PCAOB on December 16, 2021, as you disclose on the cover page, if true. Where you discuss the HFCAA, please also discuss the potential impact of the Accelerating HFCAA, should it be enacted.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of the DRS/A under Prospectus Summary Section.

Risk Factors Summary, page 5

12.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references to each such risk factor included in the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the DRS/A under Risk Factors Summary.

Our Corporate Information, page 6

13.	We note your disclosure that your principal executive offices are located in Sheung Wan, Hong Kong. However, we also note your disclosure that the “Group’s headquarters are in Hong Kong, China, Taiwan, and Macau.” Revise to ensure consistency and accuracy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 and F-7 of the DRS/A, to ensure consistency and accuracy.

Risk Factors, page 13

14.	We note your disclosure about the Holding Foreign Companies Accountable Act on page 22. Please expand the risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Additionally, explain why you have bracketed your disclosure that the PCAOB did not identify your auditor as subject to inspection in its December 16, 2021 report.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 29 and 30 of the DRS/A under Risk Factors Section.

Risks Relating to Information Contained in this Prospectus, page 24

15.	We note that your risk factors entitled “Certain statistics and facts . . . ” and “We strongly caution you not to place any reliance . . .” appear to disclaim responsibility with respect to third party information. Please either delete these risk factors or revise to state that you are responsible for such information. Please also remove the statement that “[y]our Company does not undertake any obligation to update publicly or release any revisions of any forward-looking statements, whether as a result of new information, future events or otherwise,” as this also appears to be disclaiming responsibility for your disclosures.

Response: In response to the Staff’s comment, the Company has removed its disclosure on page 33 regarding such risk factors titled “Certain statistics and facts in this prospectus are derived from various sources and may not be reliable” and “We strongly caution you not to place any reliance on any information contained in press articles, media coverage and/or research analyst reports regarding, among others, our Group, our business, our Controlling Shareholders, our industry or the offering” in DRS/A. The statement pointed out has also been removed.

Enforceability of Civil Liabilities, page 32

16.	We note your disclosure that “a majority of our directors and officers are nationals and/or residents of countries other than the United States.” Please revise to disclose whether any director/officer is located in the PRC, Hong Kong or Macau, and identify the relevant individuals. Additionally, revise your risk factor on page 28 or include a new risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such directors and officers. Last, in this section, please also explain whether you have been advised by your PRC local counsel, as you discuss advice given by your counsel to Hong Kong law, and further revise your prospectus in appropriate places (e.g., “Certain Definitions”) to identify your counsel to Hong Kong law.

Response: In response to the Staff’s comment, the Company has added a paragraph disclosing the risk factor the challenges of bringing actions and enforcing judgments/liabilities against the Company, such directors and officers on page 37 of the DRS/A under Risk Factors Section and has revised its disclosure on pages 41 and 42 of the DRS/A under Enforceability of Civil Liabilities Section. In addition, the Company has also revised its disclosure to identify the relevant individuals and its residency on pages 41 and 42 of the DRS/A

Use of Proceeds, page 33

17.	We note the percentage of the net proceeds for expansion of new offices and servicing scope differs between the tabular disclosure and the narrative on page 34. Please revise to reconcile.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 42 and 43 of the DRS/A under Use of Proceeds Section.

Dividend Policy, page 34

18.	We note your disclosure that “[y]our shareholders may by ordinary resolution declare a dividend,” but your disclosure on page 115 only discusses such declarations by your board. Please revise your disclosure to ensure consistency as appropriate. Please also explain why you will need a “depositary” pursuant to a “deposit agreement” to pay dividends or alternatively remove such disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43 and 129 of the DRS/A under Description of Share Capital Section.

Capitalization, page 35

19.	Please revise the tabular disclosure to include your indebtedness. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 44 of the DRS/A under Description of Share Capital Section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

20.	Please provide the breakdown of total revenues by geographic market, including PRC, Hong Kong, Macau, Taiwan and Japan, for the applicable time periods. Refer to Item 4.B.2 of Form 20-F. Provide the disclosure required by Item 6.D for the past three fiscal years. On page 83 please state, as you do on page 72, that your revenue is “mainly derived from channel customers.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the DRS/A. The Company has also added a disclosure on page 62 of the DRS/A regarding the employees.

21.	Please explain why your payroll transactions decreased from 105,000 to 83,300 from June 30, 2020 to June 30, 2021, and how this is consistent with your disclosure elsewhere that there has been an “increase in the number of payroll transactions.” Please also provide additional context as to why this is a material metric to your business.

Response: In response to the Staff’s comment, the Company point to the Staff that there is a decrease in the number of payroll transactions, and the Company has revised its disclosure to make it consistent throughout the DRS/A.

22.	We note your reliance on headcount and customer data when describing your change in revenue. Please define “headcounts” and quantify the headcount amount and the related change by geographic region and revenue segment for each year provided, to provide investors with additional context for understanding the changes in your revenue. Please also explain why the change in the number of headcounts is significantly different when comparing your employment services segment to your payroll outsourcing services segment (e.g., the total PRC headcount decreased by 16,339 in your payroll services segment, but the total PRC headcount decreased by only 108 in employment services). Last, please provide the number of customers for each of your payroll and employment segments, as we note that you only provide the total amount of the Group.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the DRS/A.

Critical Accounting Policies and Estimates

Revenue Recognition

Employment Services, page 49

23.	We note you consider yourself an agent in your employment services arrangements. Please provide us with your analysis of principal versus agent considerations and expand your current disclosures here and on page F-11 to include material, relevant factors considered in and the rationale for your principal versus agent determination. Refer to ASC 606-10-55-36 through 55-40.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59, F-11 and F-31 of the DRS/A.

Year ended June 30, 2020 compared to year ended June 30, 2021

Results of Operations

Revenues, page 52

24.	Please revise to better explain the increase in employment services revenue and quantify factors to which changes are attributed. For example, you disclosed that the increases in the number of headcounts in PRC, Japan and Taiwan could not compensate for the loss of your customer in Hong Kong. However, these factors are not quantified in dollar amounts and do not adequately explain how they contributed to the overall employment services revenue increase. And, enhance your discussions of results of operations to quantify the impact of changes in revenues and expenses due to fluctuations in currency exchange rates, to the extent material.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72 of the DRS/A.

Selling, general and administrative expenses,
Legal and professional fees, page 55

25.	You disclosed that the decrease in legal and professional fees in the year ended June 30, 2021 was driven by the additional fees incurred in 2020. Please revise to disclose the underlying reason(s) for the additional fees in 2020

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the DRS/A.

Contractual Obligations, page 59

26.	Please tell us your consideration of including your indebtedness in the tables.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the DRS/A.

Industry, page 60

27.	We note your disclosure that “[n]one of our Company, the Sole Sponsor, the Sole Bookrunner, the Sole Lead Manager, the Underwriter or their respective directors, advisers (which, for the purpose of this paragraph, excludes Frost & Sullivan) and affiliates has independently verified such information and statistics and none of them gives any representation as to the accuracy of such information and statistics.” Please revise to remove these statements disclaiming responsibility for your disclosures. Additionally, please file Frost & Sullivan’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436, as we note that you commissioned such research report. Alternatively, please tell us why a consent is not required to be filed. Last, please provide the “date of the Frost & Sullivan Report.” As it appears that the report was produced in 2020 and estimates the data for years 2020 and onward, please update your discussion as appropriate (e.g., your disclosure only discusses COVID-19 here as of July 2020).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the DRS/A.

Business, page 71

28.	We note your disclosure that “a substantial portion of our business in the PRC was conducted through cooperating with our in-country partners where appropriate.” Please revise to disclose the portion of your business that is not conducted through in-country partners and through whom such business is conducted. Also revise to reconcile your statements that you cooperated with in-country partners in the PRC and Taiwan as of the date of this prospectus, and that you ceased to cooperate with in-country partners in Taiwan in February 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the DRS/A. The Company has also revised the financial statements on DRS/A pages 62 to include detailed breakdown in geography, including PRC verses other locations.

In-Country Partners, page 84

29.	Please identify the major in-country partner and file the human resources outsourcing service agreement as an exhibit to this registration statement. Disclose the term and termination provisions of such agreement. To the extent that you are substantially dependent on your other in-country partners, please also identify them and file the relevant agreements as exhibits. Last, please clarify that the 700 customers of your Major In-country Partner include customers other than yours, as we note your disclosure on page 53 that you have 53 total customers.

Response: In response to the Staff’s comment, the Company points the Staff to page 97 of the DRS/A, and notes that the Company has clearly disclosed the material terms of the human resources outsourcing service agreement with the major in-country partner. The Company clarified that we engaged with our Major In-country Partner on a non-exclusive basis, therefore, the 700 customers of our Major In-country Partner do include customers from other sources, other than ours. The Company also points out to the Staff that human resources outsourcing service agreement between the Company and other in-country partners are all within the ordinary course of the business, therefore, there is no need to summarize the terms of these agreements. The company has also added a disclosure regarding its termination provisions on page 97 of the DRS/A. In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and 97 of the DRS/A.

Reliance on our Major Customers, page 90

30.	Please identify your five largest customers and summarize and file the relevant master service agreements as exhibits to the registration statement. In this regard, we also note your risk factor disclosure noting that over 80% of your revenue was generated by such customers in fiscal years 2020 and 2021. Refer to Item 601(b)(10) of Regulation S-K and Item 10.C of Form 20-F. Additionally, please:

●	Explain what you mean by your disclosure that you “have maintained long-term and stable business relationships with most of [y]our five largest customers” (emphasis added), as such disclosure indicates that you do not have such type of relationship with at least one of your largest customers . Discuss the “loss of [y]our customer in Hong Kong,” as your discussion of such loss on page 53 indicates that such customer was material to your business.

●	Describe the terms of the fee arrangements with each of your major customers, as we note that this can vary between “basic service fees” or a “fixed fee” in the case of your employment services agreements.

Response: In response to the Staff’s comment and its bullet point 2, the Company points out to the Staff that the relevant master service agreements between the Company and each of the five largest customers are all within the ordinary course of the business, therefore, there is no need to summarize the terms of these agreements. But the Company has listed master service agreements with Safeguard and Celergo, who occupy more than 30% of the revenues in 2021 and 2020 as exhibits under exhibit index.

Response: In response to the Staff’s bullet point 1 under comment 30, the Company has revised its disclosure related to “its relationship with five largest customers” on page 85 of the DRS/A and also revised its disclosure related to “loss of our customer in Hong Kong” on page 85 of the DRS/A.

Laws and Regulations Relating to our Business in the PRC, page 97

31.	Please provide a materially complete description of all laws relating to your business in the PRC, including the draft rules proposed by the China Securities Regulatory Commission and the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China.

Response: In response to the Staff’s comment, the Company has revised the description of laws on pages 110 to 115 of the DRS/A under “Laws and Regulations relating to Our Business in the PRC” Section.

Management, page 107

32.	We note your disclosure that each of Kwok Ho Kenward Law and Ho Fu Billy Wong “was appointed as [y]our independent non-executive Director on [].” Please revise to state that they will serve as director upon effectiveness of this registration statement, if true, as you do on page 107. Additionally, please file the consent of each of these director nominees as exhibits to this registration statement. Please refer to Rule 438 of the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company points the Staff to page 121 of the DRS/A, and notes that the Company has clearly disclosed that director appointments are effective upon the SEC’s declaration of effectiveness of this registration statement. the Company has revised its disclosure on pages 122 and 123 of the DRS/A.

Index to Consolidated Financial Statements, page F-1

33.	Reference is made to your discussion of transfers of cash to and from your subsidiaries beginning on page 2. Please tell us your consideration of providing condensed financial information of Galaxy Payroll Group Limited pursuant to Rule 12-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure to disclose the transfers of cash to and from our subsidiaries, as well as condensed consolidating schedules on pages 14 and 15 of the DRS/A. Since the restricted net assets of the consolidated and unconsolidated subsidiaries together does not exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year, we have determined that the condensed FS of the parent company is not required to disclose.

Consolidated Statements of Change in Shareholders’ Equity, page F-5

34.	Please revise to reflect the correct beginning date for the Consolidated Statement of Changes in Shareholders’ Equity.

Response: In response to the Staff’s comment, the Company has revised its disclosure to reflect the correct beginning date for the Consolidated Statement of Changes in Shareholders’ Equity on pages F-5 of the DRS/A.

Note 9 - Taxes, page F-23

35.	Please revise to include a description of tax years that remain subject to examination by major tax jurisdictions. Refer to ASC 740-10-50-15(e).

Response: In response to the Staff’s comment, the Company has revised its disclosure a description of tax years that remain subject to examination by major tax jurisdictions on pages F-20 and F-43 of the DRS/A.

Note 12 - Equity, page F-27

36.	Please disclose the significant terms of the subscription receivable classified as contra-equity in the consolidated balance sheet. In addition, disclose the pertinent rights and privileges of your ordinary shares .

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-23 and F-46 of the DRS/A.

Exhibit Index, page II-4

37.	We note your reliance on the opinion of Taiwan Legal Advisers and Macau Legal Advisers with respect to your conclusion regarding whether you are required to obtain certain licenses with respect to your business. Please file the consents of counsel as an exhibit to this registration statement. To the extent that you also relied on other legal advisers, such as your reference to your counsel as to Hong Kong law on page 33, please also file their consent.

Response: In response to the Staff’s comment, the Company has pointed the Staff that subsidiaries in Taiwan and Macau occupy and will remain at 1% of the total Revenue (before consolidated adjustments added). Therefore, such consents of counsel as an exhibit to this registration statement is not required. In addition, the company has added the consent of Hong Kong Counsel into the exhibit index and filed such consent as an exhibit.

General

38.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that, as of the date hereof, no written communications have been provided by us or anyone authorized by us to potential investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.